[Raymond James Letterhead]

September 9, 2019

VIA EDGAR

U.S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention:  Mr. David Gessert

Re:                             Alerus Financial Corporation (the “Company”)

Registration Statement on Form S-1 (File No. 333-233339)

Request for Acceleration of Effectiveness

Dear Mr. Gessert:

In accordance with Rule 461 of the Securities Act of 1933, as amended (the “Securities Act”), we hereby join Alerus Financial Corporation (the “Company”) in requesting that the effectiveness of the Company’s above-referenced Registration Statement on Form S-1, as amended, be accelerated so that it will become effective on September 11, 2019, at 4:00 p.m., Washington D.C. time, or as soon thereafter as practicable.

Additionally, pursuant to Rule 460 of the Securities Act, we hereby advise you that 1,630 copies of the Preliminary Prospectus dated September 3, 2019, were furnished to the underwriters and distributed by the underwriters approximately as follows from September 3, 2019 through the date hereof: 665 copies to institutional investors and 965 copies to others.

We, the undersigned, as representative of the underwriters, have complied and will continue to comply, and each participating underwriter and dealer has advised the undersigned that they have complied and will continue to comply, with the requirements of Rule 15c2-8 under the Securities Exchange Act of 1934, as amended.

[SIGNATURE PAGE FOLLOWS]

Very truly yours,

RAYMOND JAMES & ASSOCIATES, INC. As Representative of the several Underwriters

	By:	/s/ Sanjay Patel
		Name:	Sanjay Patel
		Title:	Managing Director

cc:	Joseph Ceithaml, Barack Ferrazzano Kirschbaum & Nagelberg LLP
Aaron Seamon, Squire Patton Boggs (US) LLP